Kickstarter Update, Jan. 5(1), 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1459014

Dear Backers,

We often receive inquiries from our backers and supporters about how they can invest and purchase shares in Virtuix. Thanks to new regulations, for the first time you now may have the chance to invest in VR companies alongside Silicon Valley venture capitalists and global institutional investors.

Historically, the general public was required to be accredited with the Securities and Exchange Commission in order to invest in private companies. With the new “Regulation A” of the JOBS Act, the opportunity to invest in private tech startups is now extended to everyone.

Thanks to your incredible support in the last two years, we were able to bring the Omni to market and start production and shipping of our backlog of more than 4,000 Omnis. We have grown to a team of 31 people and have become one of the leading companies in Active VR. Since our $1.1 million Kickstarter campaign, we raised an additional $8 million from private and institutional investors including a series of Silicon Valley and global venture capitalists. Now we are getting ready for the next phase of our company’s story.

Kickstarter Update, Jan. 5(1), 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1459014

As is common when tech startups begin shipping their first product, we too are looking to raise a “Series A” round of financing in early 2016, which will fund our future growth and further product development. Ultimately, our vision is to have an Omni be part of every Active VR setup both for home use and for commercial applications that include out-of-home entertainment, training and simulation, and virtual tourism.

Given that we were kickstarted by our passionate community, and that we would not be here today if it weren’t for your ongoing support, we are considering structuring our next financing round as a Reg A offering, which would be open to our community. If Virtuix ever makes it big thanks to your support, we believe you should have the opportunity to share in its success.

We have launched a “Testing-The-Waters” campaign on SeedInvest to collect non-binding indications of interest from potential investors, which will help us decide if a Reg A offering is the right option for us. Your feedback will help us decide whether we should continue to pursue a Reg A offering for our next round of financing.

If you are interested to learn more and would like to indicate your interest in potentially investing in Virtuix alongside Silicon Valley VC’s, please visit the link below. We invite you to become part of the next chapter of our story!

www.seedinvest.com/virtuix
Best regards,

Jan Goetgeluk

CEO, Virtuix

Legal Disclaimer: Virtuix Holdings, Inc. (“Virtuix”) is “testing the waters” to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by the Commission. A preliminary offering circular that forms a part of the offering statement has been filed with the commission, a copy of which may be obtained from www.seedinvest.com/virtuix.

Kickstarter Update, Jan. 5(1), 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1459014

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Kickstarter Update, Jan. 5(1), 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1459014